Filed by Fox Chase Bancorp, Inc.
Pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934
Subject Company: Fox Chase Bancorp, Inc. (Commission File No.: 000-54025)

DRAFT:  January 27, 2016

Communication to:  All Employees of Fox Chase Bank

Below are a series of questions and answers related to the merger of Fox Chase Bancorp, Inc and Fox Chase Bank (“Fox Chase”) with Univest Corporation of Pennsylvania (“Univest”). If anyone has detailed questions regarding a specific matter, please contact Fox Chase’s Human Resource Dept.

1.	Question: What is the expected date of the merger?

●	It is expected that the merger will be effective in July 2016, subject to customary regulatory and shareholder approvals.

2.	Question: What is the expected date of the system conversion?

●	The conversion of Fox Chase’s systems is scheduled to occur on Saturday, October 1, 2016.

3.	Question: When will employees be notified of their job status?

●
Fox Chase employees will be notified of their job status as soon as practical. In any event, no later than February 29, 2016, all employees who will not be offered continued employment will receive correspondence from Univest of their status and the projected date of their termination.

4.	Question: What will happen to the health, dental, disability and life insurance plans at Fox Chase?

●
These plans are expected to remain in place through the end of 2016. In the fall of 2016, all retained Fox Chase employees will go through open enrollment to enter into Univest’s plans effective January 1, 2017.

5.	Question: When will my payroll change to Univest?

●	At the time of the merger, Fox Chase will pay you a “final” paycheck up and through the date of the merger. After the merger is completed, you will begin receiving your pay from Univest.

6.	Question: How will Paid Time Off (PTO) be affected by the merger?

●	Fox Chase employees will continue to receive PTO in accordance with current policy through calendar year 2016.

7.	Question: What will happen to Fox Chase’s Employee Stock Ownership Plan (the “ESOP”)

●	Fox Chase’s ESOP will be terminated after the merger is completed. A formal request has been filed with the IRS to begin the process of terminating the ESOP.

Under the terms of the ESOP, in connection with a merger, all of the unallocated shares in the ESOP will accelerate at the time of the merger. A portion of these shares will be used to retire the outstanding debt of the ESOP and the remaining shares and cash will be allocated to the participants employed at Fox Chase at the merger date. Each participant in the ESOP will receive an election form at or around the time of the merger to select the form of consideration they want pursuant to the Merger Agreement.

After the Plan receives a favorable determination letter from the IRS, each ESOP participant will be notified of their balance and the process for receiving a distribution from the ESOP. Each participant may wish to consult with their tax advisor regarding any ESOP distribution since this process may create a federal, state or local tax liability for you individually.

8.	Question: What will happen to the Fox Chase 401(k) Plan?

●
The 401(k) Plan is expected to be terminated after the merger is consummated. All unvested contributions will be fully vested at the merger date. Upon Plan termination or at the time Fox Chase employment is severed, any participant may request a distribution from the Plan. Each participant may wish to consult with their tax advisor regarding any 401(k) distribution since this process may create a federal, state or local tax liability for you individually.

Employees continuing with Univest may join their 401(k) Plan immediately after the merger. Univest contributes 50% of any employee contribution up to 6% of salary. All Fox Chase employees will be credited for years of service in the 401(k) Plan for vesting purposes.

9.	Question: If my position is eliminated, will I receive severance?

●
Covered Employees (as defined in the Fox Chase Bank Employee Severance Compensation Plan) are eligible to receive severance if, within the one-year period following the merger, (i) the employee’s employment is terminated or (ii) the Covered Employee terminates employment with Univest voluntarily after being offered a new position at Univest that is not comparable to the position he or she had with Fox Chase. No Covered Employee can receive severance: (i) if he or she is terminated for cause; or (ii) if he or she is offered a Comparable Position with Univest and declines to accept such position.

Any Covered Employee who is entitled to receive severance will receive a cash payment equal to the product of (i) two weeks of Base Compensation and (ii) the Covered Employee’s Years of Service (including partial years), plus a lump sum cash payment equal to three months of the cost of the employer portion of an Employee’s COBRA health benefits (“COBRA Change in Control Payment”); provided, however, that only those Employees participating in the Bank’s medical benefits programs prior to their termination of employment will qualify for a COBRA Change in Control Payment. In no event shall any Covered Employee receive a cash payment less than four weeks or more than fifty-two weeks of Base Compensation.

For additional information or questions regarding severance, the Employee Severance Compensation Plan is available in its entirety on the Human Resources page on the FCB intranet.

10.	Question: Will employees be required to complete Bankers Edge training in 2016?

●	Yes, all Fox Chase employees should continue to complete their courses as allocated during 2016. Univest also uses Bankers Edge for online employee training.

11.	Question: What will the dress code be after the merger?

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The dress code at Univest is being evaluated at this time. Retail staff should continue to use the Fox Chase corporate wear through the merger date. Please continue to dress in accordance with the Fox Chase personnel manual until notified otherwise.

12.	Question: Will I receive a bonus for my performance in 2016?

●
Yes, all employees will receive a part-year bonus at the time of the merger. Such bonus will be based on your individual performance and Fox Chase’s performance for the period beginning January 1, 2016 through the merger date. Employees in a formal incentive plan will also be paid for the part-year based on performance

13.	Question: What other benefit plans does Univest offer employees?

●	Univest offers a comprehensive benefit package to employees. A list of Univest’s benefits is available for your review on the FCB intranet under the Human Resource page.

14.	Question: Will I be able to post for open positions at Univest?

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Yes, any Fox Chase employee who will not be retained will be eligible to apply for open positions at Univest. Each individual employee will be provided information regarding this process as part of their notice of job status referenced in question 3.